Exhibit 99.1

Azure Power Files Fiscal Year 2020 Annual Report on Form 20-F

New Delhi, June 19, 2020: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has filed its annual report on form 20-F for the fiscal year ended March 31, 2020 with the Securities and Exchange Commission of the United States. The annual report can be accessed on Azure Power’s investor relations website at http://investors.azurepower.com/ or www.sec.gov. Azure Power will provide a hard copy of the annual report on form 20-F, at no cost, to shareholders upon request.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio over 7 gigawatts. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

For more information:

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854